Bain Capital Specialty Finance, Inc.

200 Clarendon Street, 37th Floor

Boston, MA 02116

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Bain Capital Specialty Finance, Inc. (the “Registrant”)
Registration Statement on Form N-2
File No.: 333-250965

Ladies and Gentlemen:

On behalf of Bain Capital Specialty Finance, Inc., pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above-referenced Registration Statement on Form N-2 filed with the Commission on November 25, 2020:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

Should you have any questions or require additional information, please do not hesitate to contact Richard Horowitz of Dechert LLP, external counsel to the Registrant, at (212) 698-3525.

Sincerely,

Bain Capital Specialty Finance, Inc.

By:	/s/ Sally F. Dornaus
Name:	Sally F. Dornaus
Title:	Chief Financial Officer